UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated 28 July  2009

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-144978), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains Vodafone Group Plc’s (Vodafone) interim management statement for the quarter ending 30 June  2009.

Use of Non-GAAP Financial Information

In presenting and discussing the Group’s reported operating results certain information is derived from amounts calculated in accordance with International Financial Reporting Standards (‘IFRS’) but this information is not itself an expressly permitted GAAP measure. Such non-GAAP measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure.

Organic Growth

The Group believes that “organic growth”, which is not intended to be a substitute for or superior to reported growth, provides useful and necessary information to investors and other interested parties for the following reasons:

•                  it provides additional information on underlying growth of the business without the effect of certain factors unrelated to the operating performance of the business;

•                  it is used by the Group for internal performance analysis; and

•                  it facilitates comparability of underlying growth with other companies, although the term “organic” is not a defined term under IFRS and may not, therefore, be comparable with similarly titled measures reported by other companies.

Reconciliations of organic growth to reported growth can be found on pages 2, 4, 5, 6 and 8.

Cash flow measures

In presenting and discussing the Group’s reported results, free cash flow is calculated and presented even though this measure is not recognised within IFRS. The Group believes that it is both useful and necessary to communicate free cash flow to investors and other interested parties, for the following reasons:

•                  free cash flow allows the Company and external parties to evaluate the Group’s liquidity and the cash generated by the Group’s operations. Free cash flow does not include items determined independently of the ongoing business, such as the level of dividends, and items which are deemed discretionary such as cash flows relating to acquisitions and disposals or financing activities. In addition it does not necessarily reflect the amounts which the Group has an obligation to incur. However, it does reflect the cash available for such discretionary activities, to strengthen the consolidated balance sheet or to provide returns to shareholders in the form of dividends or share purchases;

•                  free cash flow facilitates comparability of results with other companies although the Group’s measure of free cash flow may not be directly comparable to similarly titles measures used by other companies;

•                  this measure is used by management for planning, reporting and incentive purposes; and

•                  this measure is useful in connection with discussion with the investment analyst community and debt rating agencies.

A reconciliation of cash generated by operations, the closest equivalent GAAP measure, to free cash flow to is provided below:

	Quarter ended 30 June
	2009	2008
	£m	£m

Cash generated by operations	3,541	3,357

Purchase and disposal of intangible fixed assets and property, plant
and equipment	(2,216)	(2,233)
Net dividends received from associated undertakings and investments and paid to minority shareholders in subsidiary undertakings	393	164
Other	(617)	(386)

Free cash flow	1,101	902

Licence and spectrum payments	795	663
Free cash flow before licence and spectrum payments	1,896	1,565

INTERIM MANAGEMENT STATEMENT FOR THE QUARTER ENDED 30 JUNE  2009

Key highlights:

•                  Group: Revenue £10,743 million, up 9.3%

–  Organic service revenue down 2.1%

–  Group data revenue of £888 million, up 19.4% on an organic basis

–  Free cash flow of £1,896 million, up 21.2%; net debt at 30 June  2009 of £31.2 billion

–  First quarter EBITDA margin trends consistent with management’s full year expectations

–  Cost reduction programme on track

–  Proportionate mobile customer base of 315.3 million; 8.0 million net additions during the quarter

•                  Europe: Service revenue up 4.4% driven by foreign exchange

–  Organic service revenue down 4.4% reflecting economy and mobile termination rates

–  Organic data revenue up 17.8%

–  Organic fixed line revenue up 5.7%; Spain up 15.4%; Italy up 18.5%

•                  Africa and Central Europe: Service revenue up 26.3% including Vodacom acquisition

–  Organic service revenue down 2.6%

–  Vodacom organic growth of 5.2% offset by weakness in Central Europe

•                  Asia Pacific and Middle East: Service revenue up 21.8%

–  Organic service revenue up 14.3%

–  India service revenue growth of 23.0%(1)

•                  Verizon Wireless: Net mobile customer additions of 1.1 million

•                  Full year outlook: May guidance confirmed(2)

Vittorio Colao, Chief Executive, commented:

“In the first quarter the service revenue trend in Europe was consistent with the previous quarter and we continued to see good growth in India and South Africa. Our total communications strategy is delivering well, with organic data revenue up 19% and organic fixed line revenue 7% ahead of the comparative period. Free cash flow generation was strong at £1.9 billion, up 21%. The Group has reaffirmed its guidance for the full year.”

Notes:

(1)     At constant exchange rates.

(2)     Includes assumptions of foreign exchange rates for the 2010 financial year of approximately £1:€1.12 and £1:US$1.50.

OPERATING REVIEW

Group

	Quarter ended 30 June
	2009(1)	2008			% change
				M&A	Foreign
	£m	£m	Organic(2)	activity	exchange		£

Europe	7,064	6,768	(4.4)	0.1	8.7	4.4
Africa and Central Europe	1,573	1,245	(2.6)	21.5	7.4	26.3
Asia Pacific and Middle East	1,491	1,224	14.3	(2.5)	10.0	21.8
Eliminations	(37)	(35)
Service revenue	10,091	9,202	(2.1)	3.0	8.8	9.7
Other revenue	652	626	(6.3)	3.7	6.8	4.2
Revenue	10,743	9,828	(2.4)	3.1	8.6	9.3

Capital expenditure	1,177	1,127				4.4

Free cash flow(3)	1,896	1,565				21.2

Notes:

(1)          Reflects average exchange rates of £1:€1.14 and £1:US$1.55.

(2)          Organic growth includes India for the first time and Vodacom (except the results of Gateway) at the current level of ownership but excludes Australia following the merger with Hutchison 3G Australia on 9 June  2009. See significant transactions on page 7 for further details.

(3)          Before licence and spectrum payments.

Group revenue increased by 9.3% including the positive impact of exchange rate movements of 8.6 percentage points and a 3.1 percentage point benefit from merger and acquisition activity, primarily attributable to the additional stake in Vodacom. Group organic service revenue declined by 2.1% due to weakness across most of Europe and Central Europe resulting from recessionary factors although good growth continued in India, South Africa and Italy.

In line with its strategy the Group continued to deliver solid growth in mobile data and fixed broadband. Organic data revenue growth was 19.4%, slightly lower than the previous quarter due to the impact of lower data roaming and lower enterprise activity. In fixed broadband the Group generated over 200,000 additions in Europe and fixed line revenue grew at constant exchange rates by 18.5% in Italy and 15.4% in Spain. Europe’s enterprise revenue declined reflecting the economic pressure on business customers.

In November 2008 the Group announced a cost reduction programme which targeted a £1 billion reduction in operating costs by the end of the 2011 financial year in order to offset the pressures from inflation and the competitive environment and to enable investment in revenue growth opportunities. Savings of more than 65% of this target are expected to be generated by the end of the current financial year. In conjunction with the half-year results in November  2009 the Group will provide a further update on progress on the cost reduction programme.

The Group’s EBITDA margin decline during the quarter was consistent with management’s guidance for the current financial year. After adjusting for foreign exchange, operating costs in Europe plus Common Functions were flat despite a significant increase in overall traffic volumes.

Capital expenditure of £1.2 billion was at a similar level to the same quarter last year after adjusting for foreign exchange, reflecting continued investment in Europe to support network quality and data growth and in India to drive revenue through footprint expansion.

Free cash flow before licence and spectrum payments increased by 21.2% to £1.9 billion primarily due to foreign exchange and the receipt of a £0.2 billion dividend from Verizon Wireless deferred from the previous quarter.

Group net debt decreased to £31.2 billion at 30 June  2009 reflecting free cash flow generated during the period, a £4.1 billion beneficial impact of exchange rate movements on non-sterling denominated debt, the Group’s acquisition of an additional 15.0% stake in Vodacom and the full consolidation of Vodacom’s net debt following the acquisition.

OPERATING REVIEW

Outlook

The Group is trading in line with management’s outlook issued in May 2009 for the current financial year. In a challenging economic environment free cash flow generation has been strong, enabling continued investment in the Group’s growth areas including mobile data, fixed broadband and India.

The Group’s outlook for the current financial year is therefore confirmed.

Implicit in the Group’s outlook are the assumptions that in the second quarter service revenue in Europe is expected to be impacted by reduced mobile termination rates in the UK and by lower roaming prices and reduced travel across the region.

The outlook ranges for the 2010 financial year set out on page 37 of the Group’s 2009 annual report on Form 20-F included full year foreign exchange assumptions of £1:€1.12 and £1:US$1.50. The actual rates experienced during the quarter were £1:€1.14 and £1:US$1.55. On a full year basis the impact on adjusted operating profit of a 1% change in the euro/sterling exchange rate is approximately £60 million and of a 1% move in the US dollar/sterling exchange rate is approximately £40 million. The Group will update its guidance to reflect updated assumptions for foreign exchange in November  in conjunction with the release of its half-year results.

OPERATING REVIEW

Europe

	Quarter ended 30 June
Revenue	2009	2008			% change
					Foreign
	£m	£m	Organic	M&A	exchange	£

Germany	1,903	1,797	(4.8)	–	10.7	5.9
Italy	1,451	1,268	3.1	–	11.3	14.4
Spain	1,340	1,314	(8.1)	–	10.1	2.0
UK	1,186	1,234	(4.7)	0.8	–	(3.9)
Other Europe	1,260	1,228	(7.4)	–	10.0	2.6
Eliminations	(76)	(73)
Service revenue	7,064	6,768	(4.4)	0.1	8.7	4.4
Other revenue	392	415	(11.1)	–	5.6	(5.5)
Revenue	7,456	7,183	(4.8)	0.2	8.4	3.8

Revenue grew by 3.8% including an 8.4 percentage point benefit arising from favourable exchange rate movements. Service revenue fell by 4.4% on an organic basis reflecting declines in most markets, partially offset by growth in Italy and the Netherlands. The declines were primarily driven by reductions in voice revenue resulting from continued pricing pressure and slower usage growth in the current economic climate, as well as lower visitor and roaming revenue as people travelled less. These declines were partially offset by growth in data, fixed line and wholesale revenue. The organic service revenue growth rate was similar to the previous quarter after taking into account mobile termination rate cuts, seasonality and the impact of a new accounting standard for loyalty programmes.

Germany

Organic service revenue declined by 4.8% driven by a decrease in voice revenue from the impact of a termination rate cut effective from April  2009, reduced roaming, continued tariff optimisation and a reduction in prepaid ARPU. These were partially offset by continued strong growth in data revenue which benefited from the introduction of netbook and smartphone offerings during the quarter. Fixed line revenue was stable, with Germany’s fixed broadband customer base increasing by 81,000 during the quarter.

Italy

Service revenue growth was 3.1% at constant exchange rates due to strong growth in data and fixed line revenue and broadly stable voice revenue. The data revenue growth was driven by higher penetration of PC connectivity devices and smartphone offerings. The continued success of Vodafone and Tele2 branded products led to strong fixed broadband customer additions, with a closing customer base of 1.0 million on a 100% basis. The resilient voice revenue performance was driven by ARPU enhancement initiatives and continued growth in high value contract customers.

Spain

Service revenue fell by 8.1% at constant exchange rates primarily as a result of lower voice revenue driven by weak economic conditions, including high unemployment, and termination rate cuts effective from October  2008 and April  2009. The rate of decline was 0.5 percentage points better than the previous quarter. The above factors were partially offset by growth in data and fixed line revenue which benefited from the continued success of mobile internet bundles and Vodafone Station. Service revenue growth included a 0.7 percentage point benefit from a contract settlement which was substantially offset by the impact of a new accounting standard for loyalty programmes.

UK

The 4.7% organic decline in service revenue was primarily driven by continued intense competition and economic pressures; the latter resulted in reduced discretionary spend which led to customers optimising bundle usage, higher prepaid inactivity and lower roaming revenue. These were partially offset by good growth in data revenue, primarily from mobile internet services, and higher wholesale revenue derived from existing MVNO agreements. The second quarter will be impacted by a mobile termination rate reduction effective from July  2009.

Other Europe

Service revenue decreased by 7.4% at constant exchange rates with declines in all countries except the Netherlands which grew by 0.6% at constant exchange rates. All markets were impacted by the economic downturn. Service revenue in Greece declined by 15.0% at constant exchange rates primarily due to prepaid promotions as well as a termination rate cut effective from January 2009. Service revenue in Ireland declined due to a combination of recessionary and competitive factors, especially in the enterprise segment. In Portugal there were a number of termination rate reductions from August  2008 to April  2009 which also contributed to a fall in service revenue of 7.4% at constant exchange rates.

OPERATING REVIEW

Africa and Central Europe

	Quarter ended 30 June
Revenue	2009	2008			% change
					Foreign
	£m	£m	Organic(1)	M&A	exchange	£

Vodacom	725	348	5.2	73.1	30.0	100+
Other Africa and Central Europe	848	897	(9.6)	2.1	2.0	(5.5)
Service revenue	1,573	1,245	(2.6)	21.5	7.4	26.3
Other revenue	127	85	(1.0)	35.5	14.9	49.4
Revenue	1,700	1,330	(2.5)	22.4	7.9	27.8

Note:

(1)          Organic growth includes Vodacom (except the results of Gateway) at the current level of ownership. See significant transactions on page 7 for further details.

Revenue increased by 27.8% with favourable exchange rates contributing 7.9 percentage points of growth and a 22.4 percentage point benefit from merger and acquisition activity, primarily Vodacom. Organic revenue declined by 2.5% as continued growth in Vodacom was more than offset by revenue decline in Romania and the improved but continued weak performance in Turkey. Service revenue declined by 2.6% on an organic basis as the 2.7 percentage point impact of termination rate cuts and lower prices offset the higher average customer base and good data revenue growth.

Vodacom

Service revenue grew by 5.2% on an organic basis driven by good customer net additions and strong growth in data revenue. The quarter’s revenue suffered from the impact of holidays taken in South Africa around national elections in April  2009, with the April  organic service revenue growth rate significantly lower than the rate achieved in May and June. The South African market reached penetration of around 100% and experienced weaker economic conditions which particularly impacted contract revenue as customers optimised bundle usage. Service revenue in Tanzania continued to be affected by intense competition and the Democratic Republic of Congo saw a significant reduction in revenue due to the weaker economic climate.

On 18 May 2009 Vodacom became a subsidiary undertaking. See significant transactions on page 7 for further details.

Other Africa and Central Europe

Service revenue declined by 9.6% on an organic basis mainly as a result of the performances in Turkey and Romania. In Turkey service revenue fell by 11.2% at constant exchange rates driven by a 26.8% decline in outgoing voice revenue reflecting a competitive price environment offset by a 61.6% increase in incoming voice revenue following the introduction to the market of all-inclusive tariffs. Turkey continued to invest in improving network quality, adding 400 new sites in the quarter, and focused investment in increased distribution channels. 3G services will be launched in Turkey during the second quarter. In Romania service revenue declined by 17.3% at constant exchange rates impacted by a 13% year on year decline in local currency against the euro – whilst tariffs are quoted in euros household incomes are earned in local currency – and a termination rate cut effective from January 2009. Competition in the Romanian market remains intense.

OPERATING REVIEW

Asia Pacific and Middle East

	Quarter ended 30 June
Revenue	2009	2008			% change
					Foreign
	£m	£m	Organic(1)	M&A	exchange	£

India	755	565	23.0	–	10.6	33.6
Other Asia Pacific and Middle East	737	659	2.6	(0.4)	9.6	11.8
Eliminations	(1)	–
Service revenue	1,491	1,224	14.3	(2.5)	10.0	21.8
Other revenue	81	83	(1.2)	(5.3)	4.1	(2.4)
Revenue	1,572	1,307	13.7	(3.1)	9.7	20.3

Note:

(1)          Organic growth includes India for the first time but excludes Australia following the merger with Hutchison 3G Australia on 9 June  2009. See significant transactions on page 7 for further details.

Revenue grew by 20.3% including a 9.7 percentage point benefit from favourable exchange rate movements. Service revenue grew by 14.3% on an organic basis driven by 49.0% growth in the average customer base and continued strong data revenue growth. India contributed substantially all of the region’s organic service revenue growth.

India

Service revenue grew by 23.0% at constant exchange rates including a 7.0 percentage point benefit from the revenue stream generated by the network sharing joint venture Indus Towers. The average customer base increased by 56.0% reflecting the launch of services in seven new circles in the previous financial year. Usage per customer slowed as a higher number of customers utilised SIMs from more than one operator, in particular in the new circles. The organic service revenue growth rate slowed when compared to the previous quarter primarily due to a termination rate cut effective from April  2009 which had around a five percentage point impact.

Other Asia Pacific and Middle East

Organic service revenue growth of 2.6% was driven primarily by the performance in Egypt which increased by 2.9% at constant exchange rates following an increase in the average customer base and strong data revenue growth resulting from increased penetration of mobile internet devices. These factors were partially offset by aggressive competition, lower visitor revenue, a higher number of customers with SIMs from more than one operator and the impact of a termination rate cut effective from September  2008. Service revenue growth continued in New Zealand driven by strong growth in fixed line revenue and increased penetration of mobile internet and PC connectivity devices partially offset by the impact of a termination rate cut and weaker overall economic trends.

OPERATING REVIEW

Verizon Wireless

Verizon Wireless achieved 1.1 million net mobile customer additions during the quarter. The Group’s share of the closing customer base reached 39.5 million, up 7.9% year on year on a pro forma basis. Verizon Communications will report its second quarter results including those of Verizon Wireless on 27 July  2009.

Significant transactions

Since 31 March  2009 the Group has completed or announced the transactions listed below. Sterling equivalents are based on exchange rates on the date of announcement or completion.

On 20 April  2009 the Group acquired an additional 15.0% stake in Vodacom for cash consideration of ZAR20.6 billion (£1.6 billion). On 18 May 2009 Vodacom became a subsidiary undertaking following the listing of its shares on the Johannesburg Stock Exchange and concurrent termination of the shareholder agreement with Telkom SA Limited, the seller and previous joint venture partner. During the period from 20 April  2009 to 18 May 2009 the Group continued to account for Vodacom as a joint venture, proportionately consolidating 65.0% of the results of Vodacom. The average percentage of results consolidated during the quarter was approximately 80%.

On 10 May 2009 Vodafone Qatar completed a public offering of 40.0% of its authorised share capital, raising QAR 3.4 billion (£0.6 billion). The shares were listed on the Qatar Exchange on 22 July  2009. Vodafone Qatar launched full services on its network on 7 July  2009.

On 9 June  2009 Vodafone Australia completed its merger with Hutchison 3G Australia to form a 50:50 joint venture, Vodafone Hutchison Australia Pty Limited, which, in due course, will market its products and services solely under the Vodafone brand. To equalise the value difference between the respective businesses Vodafone will receive a deferred payment of AUS$500 million. The combined business is being proportionately consolidated as a joint venture.

ADDITIONAL INFORMATION

SERVICE REVENUE – QUARTER ENDED 30 JUNE

Group	Europe	Africa and Central Europe	Asia Pacific and Middle East
2009	2008	2009	2008	2009	2008	2009	2008
£m	£m	£m	£m	£m	£m	£m	£m

Voice revenue	6,946	6,587	4,538	4,560	1,232	1,035	1,177	992
Messaging revenue	1,144	1,067	903	855	127	110	113	102
Data revenue	888	664	708	552	90	54	90	58
Fixed line revenue	788	613	707	598	64	4	18	11
Other service revenue	325	271	208	203	60	42	93	61
Service revenue	10,091	9,202	7,064	6,768	1,573	1,245	1,491	1,224
% change
Group	Europe	Africa and Central Europe	Asia Pacific and Middle East
Foreign	Foreign	Foreign	Foreign
Organic	M&A	exchange	£	Organic	M&A	exchange	£	Organic	M&A	exchange	£	Organic	M&A	exchange	£

Voice revenue	(5.6)	2.5	8.6	5.5	(8.8)	–	8.3	(0.5)	(4.6)	16.6	7.0	19.0	10.7	(2.7)	10.6	18.6
Messaging revenue	(1.5)	1.5	7.2	7.2	(2.1)	–	7.7	5.6	(0.2)	10.8	4.9	15.5	5.9	0.7	4.2	10.8
Data revenue	19.4	3.7	10.6	33.7	17.8	–	10.5	28.3	24.0	28.6	14.1	66.7	30.8	16.8	7.6	55.2
Fixed line revenue	6.6	8.5	13.4	28.5	5.7	–	12.5	18.2	5.5	100+	nm	100+	58.6	–	5.0	63.6
Other service revenue	7.9	7.1	4.9	19.9	(4.9)	5.0	2.4	2.5	4.0	31.6	7.3	42.9	57.1	(17.2)	12.6	52.5
Service revenue	(2.1)	3.0	8.8	9.7	(4.4)	0.1	8.7	4.4	(2.6)	21.5	7.4	26.3	14.3	(2.5)	10.0	21.8

Germany	Italy	Spain	UK	Vodacom	India
2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Voice revenue	984	981	952	862	983	990	726	822	570	299	632	495
Messaging revenue	193	181	222	189	101	101	236	236	42	21	22	18
Data revenue	227	176	115	88	117	91	137	110	50	21	43	33
Fixed line revenue	462	412	128	97	77	60	7	8	41	–	–	–
Other service revenue	37	47	34	32	62	72	80	58	22	7	58	19
Service revenue	1,903	1,797	1,451	1,268	1,340	1,314	1,186	1,234	725	348	755	565
% change
Germany	Italy	Spain	UK	Vodacom	India
£	Organic	£	Organic	£	Organic	£	Organic	£	Organic	£	Organic

Service revenue	5.9	(4.8)	14.4	3.1	2.0	(8.1)	(3.9)	(4.7)	100+	5.2	33.6	23.0

nm = not meaningful

ADDITIONAL INFORMATION

MOBILE CUSTOMERS(1) – QUARTER ENDED 30 JUNE 2009

	AT 1 APR	NET	OTHER	AT 30 JUN
COUNTRY (in thousands)	2009	ADDITIONS	MOVEMENTS(2)	2009	PREPAID
Europe
Germany	35,471	(551)	–	34,920	54.1%
Italy	22,914	(301)	–	22,613	87.1%
Spain	16,910	81	–	16,991	40.8%
UK	18,716	(159)	–	18,557	57.4%
	94,011	(930)	–	93,081	62.2%
Other Europe
Albania	1,396	119	–	1,515	93.6%
Greece	5,906	151	–	6,057	71.5%
Ireland	2,175	(46)	–	2,129	69.5%
Malta	201	9	–	210	85.3%
Netherlands	4,618	31	–	4,649	40.7%
Portugal	5,639	33	–	5,672	79.0%
	19,935	297	–	20,232	68.1%
Europe	113,946	(633)	–	113,313	63.2%
Africa and Central Europe
Vodacom(3)	19,807	1,306	20,193	41,306	89.2%
Czech Republic	2,909	26	–	2,935	48.5%
Ghana	1,786	772	–	2,558	99.6%
Hungary	2,562	(58)	–	2,504	55.1%
Poland	3,555	(27)	–	3,528	53.3%
Romania	9,588	(55)	–	9,533	61.6%
Turkey	15,481	(516)	–	14,965	86.4%
	55,688	1,448	20,193	77,329	77.8%
Asia Pacific and Middle East
India	68,769	7,681	–	76,450	93.2%
Australia	3,970	16	(771)	3,215	46.5%
Egypt	18,941	1,429	–	20,370	96.0%
Fiji	339	(5)	–	334	96.2%
New Zealand	2,502	9	–	2,511	71.5%
Qatar	1	14	–	15	–
	94,522	9,144	(771)	102,895	90.4%
Group	264,156	9,959	19,422	293,537	76.5%
Reconciliation to proportionate
Group	264,156	9,959	19,422	293,537
Minority interests in above	(33,910)	(3,818)	(14,781)	(52,509)
Associates and investments:
Verizon Wireless	38,948	514	–	39,462	7.0%
Other	33,417	1,357	–	34,774	97.2%
	72,365	1,871	–	74,236
Proportionate(4)	302,611	8,012	4,641	315,264	83.2%

Europe	122,558	(417)	–	122,141	60.1%
Africa and Central Europe	58,372	1,041	5,412	64,825	80.7%
Asia Pacific and Middle East	82,733	6,874	(771)	88,836	97.7%
Verizon Wireless	38,948	514	–	39,462	7.0%

Notes:

(1)	Group customers are presented on a controlled (fully consolidated) and jointly controlled (proportionately consolidated) basis in accordance with the Group’s current segments.
(2)	Other movements relate to the acquisition of an additional stake in Vodacom in May 2009 and the merger of Vodafone Australia with Hutchison 3G Australia to form a joint venture in June 2009.
(3)	Vodacom refers to the Group’s interests in Vodacom Group (Pty) Limited and its subsidiaries including those located outside of South Africa.
(4)

Proportionate customers are based on equity interests at 30 June  2009. The calculation of proportionate customers for Vodafone Essar also assumes the exercise of call options that could increase the Group’s equity interest from 51.58% to 66.98%. These call options can only be exercised in accordance with Indian law prevailing at the time of exercise.

ADDITIONAL INFORMATION

ANNUALISED MOBILE CUSTOMER CHURN – QUARTER ENDED 30 JUNE  2009

COUNTRY	CONTRACT	PREPAID	TOTAL
Germany	16.0%	37.8%	27.9%
Italy	19.8%	27.9%	26.9%
Spain	19.9%	34.6%	25.9%
UK	18.0%	57.9%	41.1%
Vodacom	10.0%	42.8%	39.2%
India	25.3%	26.4%	26.3%

OTHER INFORMATION

1.	Vodafone, the Vodafone logos, Vodafone Station and Vodacom are trade marks of the Vodafone Group. Other product and company names mentioned herein may be the trade marks of their respective owners.
2.	All growth rates reflect a comparison to the quarter ended 30 June 2008 unless otherwise stated. References to the “previous quarter” are to the quarter ended 31 March 2009 unless otherwise stated.
3.	All relevant calculations of organic growth include Vodacom (except the results of Gateway) at the current level of ownership and exclude all results of the Group’s business in Australia.
4.

“Operating costs” are defined as operating expenses plus customer costs other than acquisition and retention costs. Definitions of other terms are included on page 143 of the Group’s 2009 annual report on Form 20-F.

5.	The Group’s outlook for the year ending 31 March 2010 is contained on page 37 of the Group’s 2009 annual report on Form 20-F.
6.	Quarterly historical information including customers, churn, voice usage and ARPU is provided in a spreadsheet available at www.vodafone.com/investor.

Forward-looking statements

This document contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995 which are subject to risks and uncertainties because they relate to future events. In particular such forward-looking statements include but are not limited to statements with respect to Vodafone’s expectations as to savings from the cost reduction programme; expectations as to levels of capital expenditure and operating expenditure; the anticipated impact of exchange rate movements on the Group’s results for the current fiscal year; the Group’s expectations for adjusted operating profit for the 2010 financial year; the anticipated launch of 3G services in Turkey; the impact of reduced mobile termination rates; and expectations regarding market trends including price trends. Some of the factors which may cause actual results to differ from these forward-looking statements can be found by referring to the information under the heading “Forward-looking statements” and “Principal risk factors and uncertainties” in Vodafone Group Plc’s annual report on Form 20-F for the year ended 31 March  2009. The annual report on Form 20-F can be found on the Group’s website (www.vodafone.com/investor). All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Except as otherwise stated herein and as may be required to comply with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: July 28, 2009	By: /s/S R SCOTT
Name: Stephen R. Scott
Title: Group General Counsel and Company Secretary